

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

(Public)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24040

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24**   AND ENDING **12/31/24**
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Commonwealth Financial Network**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
29 Sawyer Road
                                        (No. and Street)

Waltham	**Massachusetts**	**02453**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Cleasby	**781-209-4382**	jcleasby@commonwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
                        (Name – if individual, state last, first, and middle name)

80 City Square	**Boston**	**MA**	**02129**
(Address)	(City)	(State)	(Zip Code)

09/24/2003	**49**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Jonathan Cleasby</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Commonwealth Financial Network</u>, as of <u>12/31</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MEGHAN C.D. CHASE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 21, 2025

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COMMONWEALTH FINANCIAL NETWORK^{SM}

CONTENTS



Report of Independent Registered Public Accounting Firm

Member and the Board of Directors of
Commonwealth Financial Network
(A Registered Service Mark of Commonwealth Equity Services, LLC)

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Commonwealth Financial Network, a Registered Service Mark of Commonwealth Equity Services, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Boston, Massachusetts
February 28, 2025



THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

COMMONWEALTH FINANCIAL NETWORK^{SM}

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

	2024
Assets	
Cash and cash equivalents	$ 84,607,034
Restricted cash	98,825,228
Receivables:	
Brokers and clearing organizations	54,728,744
Employees and registered representatives, net	164,541,849
Other	8,130,846
Securities owned, at fair value	64,210,776
Property and equipment, net	5,952,625
Right-of-use leases, net	7,755,582
Other assets, net	44,775,789
Deposits with clearing organization	50,000
Total Assets	**$ 533,578,473**
Liabilities and Member's Equity	
Accrued liabilities	$ 40,543,887
Accrued deferred compensation	7,545,613
Payables:	
Brokers and clearing organizations	24,872,976
Trade and reimbursements	11,439,966
Lease liabilities	8,162,982
Other liabilities	941,430
Contingent liability	96,633,210
Subordinated borrowings - related party	200,155,000
Total Liabilities	**390,295,064**
Commitments and contingencies (Note 12)	
Member's Equity	
Member's Units-100 issued and outstanding	143,283,409
Total Member's Equity	**143,283,409**
Total Liabilities and Member's Equity	**$ 533,578,473**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Commonwealth Financial Network^{SM} is a Registered Service Mark of Commonwealth Equity Services, LLC (the "Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts, San Diego, California, and Cincinnati, Ohio. The Company is an independent broker/dealer and registered investment advisor that is the "home office" for its national network of independent registered representatives and independent advisor representatives. These representatives (advisors) are licensed to sell securities through the Company by the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with FINRA and with the Securities and Exchange Commission (the "SEC"). The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, ("NFS") a Fidelity Investments Company, and other providers. The Company also allows for certain accounts to be held directly with mutual fund or variable annuity companies.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not otherwise hold funds or securities for customers and effectuates all financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company is also exempt for other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 that are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts (as defined in Rule 15c3-3) for the year ended December 31, 2024.

The Company is a Massachusetts limited liability company, wholly owned by 1979 Holding Company, LLC ("1979 Holding"), a Delaware limited liability company. CFN Ventures, LLC ("Ventures"), a Delaware limited liability company is the sole owner of 1979 Holding and is wholly owned by CFN Holding Company, LLC ("CFN Holding"), a Massachusetts limited liability company. Gratitude Holdings, Inc. ("Gratitude"), a Massachusetts S-Corporation holds a 99.99% membership interest in CFN Holding and Odd Couple, Inc. ("OCI"), a Delaware C-corporation, holds the remaining 0.01% membership interest in CFN Holding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

CONSOLIDATION

The Company applies the guidance in Accounting Standards Codification ("ASC") 810, *Consolidation*, in its consolidation policy. The Company consolidates entities in which it has a controlling financial interest, as determined by evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE").

The Company is determined to have a controlling financial interest in a voting interest entity when it has ownership of a majority voting interest. If such determination is made, the entity is consolidated into the Company's financial statements.

The Company has a controlling financial interest in a VIE when it has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If both

4

criteria are met, the Company is considered to be a primary beneficiary of a VIE and consolidates it under ASC 810.

During 2024, the Company determined that it did not have a controlling financial interest in a voting interest entity, nor was it a primary beneficiary in a VIE. Therefore, no entities were consolidated in the preparation of these financial statements.

SECURITIES OWNED

Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are recorded at fair value with the resulting net realized and unrealized gains and losses reflected in current operations.

FAIR VALUE MEASUREMENTS

The FASB ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The fair values for all of the Company's financial assets are based on observable prices and inputs or short term or replaceable on demand inputs and are classified in levels 1 and 2 of the fair value hierarchy, where applicable.

See Note 4 – Fair Value Measurements for further information about fair value of Company's financial assets.

CURRENT EXPECTED CREDIT LOSSES (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that adjusts the asset's amortized cost basis.

RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions from revenues and expenses involving asset-based fees, insured deposit sweep fees, commissions, and trading of securities. Management considers all receivables to be collectible; therefore, no allowance for credit losses has been provided for.

CASH AND CASH EQUIVALENTS

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as money market funds and other short-term investments with an original maturity at the date of purchase of ninety days or less.

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. In addition, the Company holds money market funds and money market accounts with financial institutions where the Company is exposed to credit risks associated with the performance of the counterparty. The Company monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

PROPERTY AND EQUIPMENT

Property and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years, or more. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

IMPLEMENTATION COSTS INCURRED IN CLOUD COMPUTING ARRANGEMENTS

The FASB ASC 350, *Intangibles – Goodwill and Other, Internal-Use Software*, applies to software that is acquired, internally developed, or modified to solely meet the reporting entity's internal needs. In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Topic 350): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update aligned the accounting for costs to implement a cloud computing arrangement that is a service with the guidance on capitalizing costs for developing or obtaining internal-use software which provides new functionality for internal users. The standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software and certain costs related to implementation of cloud computing arrangements, or hosting arrangements, that are service contracts. All capitalized internal use software development costs are amortized using the straight-line method over the estimated useful life, ranging from three to five years, once placed in service. All capitalized hosting arrangement implementation costs are generally amortized over the terms of such hosting arrangements, which include reasonably certain renewals.

See Note 9 – Other Assets for further information about the Company's capitalized implementation costs.

INCOME TAXES

The Company is a single member limited liability company wholly owned by 1979 Holding, and included in the consolidated tax returns of CFN Holding. The Company is treated as a disregarded entity for federal tax purposes and is not subject to any entity level federal or state income tax. CFN Holding reports its allocable share of income from the Company and files its tax return as a partnership. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties were recognized for the year ended December 31, 2024.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state, and local authorities may examine CFN Holding's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2024.

EQUITY-BASED COMPENSATION

The Company records compensation expense based on the increase in the awards' intrinsic value, between grant date and the time of exercise. The options are remeasured at each quarter until their settlement. The Company recognizes the change in options' fair value as an adjustment to compensation cost. For new and previously issued awards that are modified, repurchased, or cancelled after the adoption date, such value is recorded over the requisite service period using a graded vesting schedule.

DEFERRED COMPENSATION

The Company recognizes the obligation to provide post employment or post service compensation if the obligation is attributable to services already rendered by advisors or employees, the rights of advisors or employees to that compensation accumulates or vests, payment of compensation is probable, and the amount of the compensation can be reasonably estimated.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures*. Topic 280 requires that a public entity report a measure of segment profit or loss that the chief operating decision maker uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts. The Company adopted ASU 2023-07 on January 1, 2024. Refer to the Segment Information disclosure in Note 2 for the impact of the adoption of this standard on the Company's financial statement disclosures.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2024, the FASB issued ASU 2024-01, Compensation - *Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards* ("ASU 2024-01"). This ASU clarifies how an entity determines whether a profits interest or similar award is within the scope of Topic 718 or is not a share-based payment arrangement and therefore within the scope of other guidance. ASU 2024-01 provides an illustrative example with multiple fact

patterns and also amends certain language in the "Scope" and "Scope Exceptions" sections of Topic 718 to improve its clarity and operability without changing the guidance. Entities can apply the amendments either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. If prospective application is elected, an entity must disclose the nature of and reason for the change in accounting principle. ASU 2024-01 is effective for fiscal years beginning after December 31, 2024. The Company is currently evaluating the impact of the adoption of this standard on the Company's financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – *Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This ASU requires an entity to disclose the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires an entity to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. This ASU will only impact the Company's disclosures and not its financial condition and results of operations. The Company is currently evaluating the impact of this ASU.

SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker ("CODM"), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company determined that the primary operating decisions of the Company are made by a decision-making group composed of the CEO and President. This decision-making group assesses the Company's operations and manages

its business on a consolidated basis in one segment, using total revenue and net income to evaluate the results of the business. The CODM uses these measures in deciding whether to reinvest profits or pay distributions, to monitor budget versus actual results, and to benchmark against competitors. The measure of segment assets is reported on the Statement of Financial Condition as total assets.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue from contracts with customers in accordance with ASC Topic 606, *Revenue from Contracts with Customers*.

Revenue from contracts with customers includes advisory fees, commissions, and other revenue. The recognition and measurement of revenue is based on an assessment of individual contract terms. The Company is the principal for advisory fees and commissions when advisors act in the capacity of independent registered representatives of the Company. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied to future events. The following discussion describes the nature, timing, and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

The Company reported contract assets and liabilities related to revenue from customers at year-end as follows:

	2024	2023
Receivable from clearing firm	$ 32,763,371	$ 39,723,856
Receivable from direct commissions	$ 3,557,447	$ 3,147,824
Payable for commission accounts	$ 6,290,584	$ 5,771,207
Receivable from fee accounts	$ 18,637,071	$ 17,569,314
Payable for fee accounts	$ 18,426,802	$ 17,379,543
Receivable from sponsors	$ 8,084,614	$ 6,361,104

Balances in these assets and liabilities changed as a result of business operations and underlying investment values.

NOTE 4 – FAIR VALUE MEASUREMENTS

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2024:

| | Assets at Fair Value as of December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:				
Money market funds	$ 32,156,575	$ –	$ –	$ 32,156,575
Other assets:				
Money market funds	1,421,593	–	–	1,421,593
Mutual funds	10,775,245	-	–	10,775,245
Debt securities:				
Municipal bonds	–	333	–	333
Corporate bonds	–	7,688	–	7,688
REITs	–	49,067	–	49,067
Common stock	2,107,898	–	–	2,107,898
Mutual funds and ETFs:				
Equities	40,802,282	–	–	40,802,282
Fixed income	21,243,508	–	–	21,243,508
Total securities owned and cash equivalents				
and other assets	$ 108,507,101	$ 57,088	$ –	$ 108,564,189

Cash equivalents primarily consist of money market funds and are categorized as Level 1 on the fair value hierarchy.

Investments in securities that are traded on an exchange are valued at their last reported quoted sales price as of the valuation date. Investments in mutual funds and exchange traded funds ("ETFs"), including money market mutual funds, are generally priced at the quoted net asset value (NAV). These securities are categorized as Level 1 securities.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. Municipal bonds are categorized in Level 2 of the fair value hierarchy.

Corporate bonds when valued using market quotations in an active market, will be categorized as Level 1 securities. However, they may be valued on the basis of prices furnished by a pricing service when the Company believes such prices more accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. These securities will generally be categorized as Level 2 securities. If the Company decides that a price provided by the pricing services does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service, or when certain restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Company. These securities will be categorized as Level 3 securities.

Investments in real estate investment trusts ("REITs") are generally valued based on external broker quotes using external price/spread data. If external price data is not observable, the valuation is either based on prices of comparable securities or based on the net asset value (NAV) as published by the REIT managers. Investments in REITs are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

NOTE 5 – LEASES

The Company determines if an arrangement is a lease or contains a lease at inception. The Company entered into operating leases for office space in Waltham, Massachusetts, San Diego, California, and Cincinnati, Ohio. The Company recognizes Right-of-Use ("ROU") assets, representing the right to use the underlying asset for the lease term, and lease liabilities, representing the liability to make payments in accordance with ASC Topic 842, *Leases* ("ASC 842"). The lease terms are determined based on the contractual maturity of the leases. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. The assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease ROU asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease

commencement. The total lease cost is amortized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The following table represents the Company's operating leases and their respective expiration dates as of December 31, 2024:

Facility	Expiration Date
Waltham Building 1	12/31/25
Waltham Building 3	12/31/25
San Diego Viewridge	3/31/26
San Diego 600 W Broadway	8/31/27
San Diego 600 W Broadway Suite 1250	8/31/27
Cincinnati	8/31/30

Other information related to leases as of December 31, 2024 was as follows:

Weighted-average remaining lease term:	
Operating leases	2.30
Weighted-average discount rate:	
Operating leases	5.18%

Future minimum payments of lease liabilities under non-cancellable operating leases as of December 31, 2024 are as follows:

	Amount
2025	$ 5,804,646
2026	1,045,079
2027	811,589
2028	381,011
2029	391,489
Thereafter	254,543
Total undiscounted lease payments	8,688,357
Less: imputed interest	(525,375)
Present value of lease liabilities	$ 8,162,982

As part of the lessor's requirement for leasing the office space in Waltham, the Company has set aside fully refundable security deposit funds totaling $4,651,226 which is included in other assets on the Statement of Financial Condition. The Company did not have any finance leases as of December 31, 2024.

In July 2024, the Company executed a lease agreement for new office space in Waltham, Massachusetts. The new office space will replace the existing Waltham office space set to expire on December 31, 2025. The Company did not receive access to the new space in 2024, and as such, the lease did not commence under ASC 842. The new Waltham office space has an initial lease term of 13 years. Upon lease commencement, as defined in the lease agreement, the Company will make monthly lease payments of $212,746 for the first seven years of the lease, and $379,413 for the remaining six years of the lease thereafter. The lease agreement also provides for a tenant improvement allowance of up to $6.3 million, for which the Company will be reimbursed for certain actual costs incurred to build out the new space.

NOTE 6 – RECEIVABLE BROKERS AND CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, NFS, for the purpose of buying and selling securities in the Company's inventory account.

The Company's receivable from broker dealers and clearing organizations include amounts due in connection with the Company's normal course of business with its clearing partner.

These accounts approximate fair value because of the short maturity of these financial instruments and are generally negligible risk. The Company has had no prior defaults in its historical experience to collect from brokers and clearing organizations, therefore, management considers it appropriate not to establish an allowance for these receivables.

As of December 31, 2024, receivables from brokers and clearing organizations were as follows:

	2024
Receivable from commissions	$ 22,129,829
Receivable from insured deposit sweep fees	26,505,919
Receivable from other	6,092,996
Total receivables from brokers and clearing organizations	$ 54,728,744

NOTE 7 – ADVISOR LOANS

The Company occasionally issues forgivable and non-forgivable loans to its advisors to assist in setting up their respective businesses. Loans are extended after considering the credit history and production levels of the advisors. Forgivable loans are generally granted to prospect advisors and are generally forgivable over a 5 to 7-year period and forgiveness is based upon the achievement of specific asset or production targets. Non-forgivable loans are generally granted to advisors with a longer tenure at the Company and are offered to assist in acquisitions and growth of existing businesses. Non-forgivable loans are subject to an amortization schedule, with monthly payments of principal and interest required. Both forgivable and non-forgivable loans are recorded at face value at the time the loans are made.

The Company records its allowance for credit losses on forgivable and non-forgivable loans in accordance with ASC Topic 326, *Financial Instruments – Credit Losses*. The allowance for credit losses is deducted from the amortized cost basis of the loans to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. The Company performs periodic credit evaluations and provides an allowance based on its

assessment of specifically identified unsecured receivables and other factors, including its advisor payment history.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as portfolio composition, as well as for changes in environmental conditions, such as changes in gross domestic product, unemployment rates, and other relevant factors.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company identified the following portfolio segments in its advisor loans assets based on different risk profiles: forgivable loans and non–forgivable loans. The Company used the weighted-average remaining maturity ("WARM") method to estimate allowance for credit losses on both of its portfolio segments for the year ended December 31, 2024.

Loans included in receivables: employees and registered representatives, net on the Company's Statement of Financial Condition at year-end were as follows:

	2024
Advisor Loans	
Forgivable	$ 148,784,733
Non-forgivable	15,765,922
Allowance for credit losses	(249,983)
Advisor Loans, net	$ 164,300,672

The following schedule reflects the Company's activity in providing for an allowance for uncollectible advisor loans by portfolio segment for the year ended December 31, 2024:

	Forgivable	Non-forgivable	Total
Allowance for credit losses:			
Beginning allowance balance	$ 169,882	$ 47,951	$ 217,833
Provision for credit loss expense	87,960	(25,810)	62,150
Loans charged-off	(30,000)	-	(30,000)
Recoveries collected	-	-	-
Total ending allowance balance	$ 227,842	$ 22,141	$ 249,983

Upon adoption of ASC 326, the Company elected the practical expedience provided in paragraph 326-20-30-5A of ASU 2016-13, where the Company does not measure an allowance for credit losses for accrued interest receivable on its advisor loans portfolio since it is the Company's policy and practice to write off the uncollectible accrued interest receivable balance in a timely manner. The monthly accrued interest on loans deemed uncollectible stops accruing and is written off when it is determined that the loan is uncollectible. The variable interest rate on advisor non-forgivable loans is the prime lending rate plus an additional two percent and was 9.50% as of December 31, 2024.

NOTE 8 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31, 2024:

	2024
Computers, furniture and fixtures	$ 12,316,757
Software	7,497,015
Leasehold improvements	10,583,751
	30,397,523
Less: accumulated depreciation and amortization	(24,444,898)
Property and equipment, net	$ 5,952,625

NOTE 9 – OTHER ASSETS

The Company's other assets at December 31, 2024 are as follows:

	2024
Capitalized implementation costs, net	$ 14,416,337
Prepaid expenses	10,764,701
Rabbi trust assets	7,545,613
Security deposits	4,651,226
Due from related party	4,104,526
Other	3,293,386
Total other assets, net	$ 44,775,789

Capitalized implementation costs, net, include costs incurred in connection with implementation of cloud computing arrangements or hosting arrangements and the design and implementation of internal-use software. As of December 31, 2024, capitalized implementation costs totaled $25,875,897, net of $11,459,560 of accumulated amortization.

Rabbi trust assets are assets held for the non-qualified deferred compensation plan offerred to the Company's advisors and certain employees. See Note 12 – Commitments and Contingencies for further detail.

Security deposit is a fully refundable deposit for the Company's operating leases. See Note 5 - Leases for further detail.

NOTE 10 – SUBORDINATED BORROWINGS - RELATED PARTY

The direct lender, consisting of 1979 Holding, has, under all agreements, subordinated its right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordination of rights extends to CFN Holding, Gratitude and its principal shareholders who are the ultimate lenders. The subordinated borrowings are covered by agreements approved by FINRA and are thus available for computing net capital under the SEC's uniform net capital rule. The borrowings qualify as equity capital, as such term is defined.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2024 subordinated loans totaled $200,155,000, maturing December 31, 2028. The interest rate on all subordinated debt is at the prime lending rate, plus an additional two percent and was 9.50% as of December 31, 2024. Subordinated loan interest is paid annually. All subordinated notes issued have a minimum interest rate of 6%.

NOTE 11 – EQUITY OPTION PLANS

CFN Holding offers equity compensation to eligible employees of the Company through the Amended and Restated 2018 Equity Option Plan (the "Plan"), a non-qualified membership interest option plan. The Plan permits the Board of Managers of CFN Holding to grant options of CFN Holding interests to employees of CFN Holding and its subsidiaries, including the Company, up to an aggregate of 999,670 options. Substantially all current and existing options issued and outstanding are to employees of the Company. CFN Holding has the right, but not the obligation, to repurchase any interests purchased by an option holder on exercise of an option. Options granted under the Plan generally vest over a period of up to four to five years and expire either 10 or 25 years from the grant date.

CFN Holding accounts for LLC interest option grants as liability awards. Awards are granted with an exercise price equal to their fair value as determined by the board on the date of grant, which is generally derived from the greater of 1.33 times the most recent 12 months net revenues or 5 times the most recent 12 months net income. The options are remeasured at each quarter until their settlement. The amount of cash payment is determined based on the increase in the awards' fair value, or intrinsic value, between grant date and the time of exercise. The Company recognizes the change in options' fair value as an adjustment to compensation cost. The total intrinsic value of the options vested under the Plan as of December 31, 2024 was $58,910,628. The Company accounts for forfeitures as they occur.

The weighted average remaining contractual term in years was 9.12 for options outstanding at December 31, 2024 and 9.46 for options exercisable at December 31, 2024.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

LITIGATION AND CLAIMS

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. ASC 450, *Loss Contingencies*, governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" and "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. Legal fees are accrued as the services are provided.

The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable.

At December 31, 2024, the Company was the co-defendant in several lawsuits. Management believes, based on current available information, that the results of all proceedings in the aggregate will not have a material adverse effect on the Company's Statement of Financial Condition. The Company has errors and omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned claims.

REGULATORY MATTERS

On August 1, 2019, the SEC filed a complaint (the "Complaint") against the Company alleging that the Company, in its role as a registered investment adviser for the period July 2014 through December 2018, failed to disclose material conflicts of interest related to

certain revenue sharing agreements with its clearing firm. The Complaint also alleged that the Company failed to adopt and implement written policies and procedures reasonably designed to identify and to ensure the disclosure of material conflicts of interest arising from its revenue sharing agreement with its clearing firm. The Complaint did not set forth an amount with respect to disgorgement the SEC is seeking nor does it set forth the amount of the civil penalty it is also seeking. The Company filed an answer to the Complaint denying the SEC's allegations, which set forth several factual and legal defenses as well as affirmative defenses.

On April 7, 2023, the Company was found on summary judgment by the U.S. District Court of Massachusetts to have violated Section 206(2) of the Advisers Act because it was negligent in its failure to fully disclose conflicts of interest from revenue sharing it received with respect to certain mutual fund share classes during the time period from 2014 to 2018. The court also found that the Company violated Section 206(4) and Rule 206(4)-(7) in failing to adopt and implement written policies and procedures to disclose the revenue sharing compensation.

On March 29, 2024, the U.S. District Court of Massachusetts entered final judgment against the Company in the amount of $93.3 million, which included prejudgment interest. On April 26, 2024, the Company filed a Notice of Appeal to the United States Court of Appeals for the First Circuit from the final judgment entered on March 29, 2024, and the summary judgment entered on April 7, 2023.

On April 29, 2024, the Company filed a motion for a stay of execution and other enforcement of the final judgment. The SEC consented to the Company's motion and the court granted the stay of execution. Pursuant to the terms of the stay of execution, the Company was required to deposit $95.6 million into an interest-bearing escrow account, which includes the principal amount of the final judgment plus six months of post-judgment interest. The initial deposit plus the accumulated interest earned on the escrow account is subject to a legal restriction from withdrawal, even if the balance exceeds the judgment amount plus post-judgment interest. Accordingly, the full amount of the escrow balance is recorded as restricted cash in the Statement of Financial Condition. The restricted cash balance was $98,825,228 as of December 31, 2024. The Company will pay post-judgement interest in the amount of 5.005% to the extent the appeal is resolved in the SEC's favor.

On July 25, 2024, the Company submitted its brief supporting the appeal, arguing that the SEC and the district court did not establish the requisite causal connection between the alleged violations and the purported unjust enrichment and therefore failed to establish the necessary elements for disgorgement. The brief also argues that the materiality of the disclosure of additional details concerning the revenue-sharing arrangement was a question of fact for trial by jury, that the SEC failed to carry its burden to prove "a reasonable approximation of profits" for disgorgement, and that the district court erred in declining to deduct any expenses from the disgorgement amount. On October 10, 2024, the SEC filed its brief in opposition to the Company's appeal, and on November 21, 2024, the Company filed its reply brief. Oral arguments began in January 2025. As of February 28, 2025, no decision on the appeal has occurred.

Although the Company has appealed the final judgment of the U.S. District Court of Massachusetts, the final judgment provides objective evidence that a contingent liability has been incurred by the Company as of December 31, 2024. That is, the liability is both probable and reasonably estimable. Accordingly, the Company has accrued the amount of the final judgment plus post-judgment interest through December 31, 2024. The liability is recorded as a Contingent liability in the Statement of Financial Condition.

Separate from the revenue sharing litigation, the Company was subject to a targeted SEC examination regarding the Company's 529 share classes and the benefits of classifications to specific demographics. The results of the exam are pending, and no SEC decision has been made. Based on its communications with the SEC, the Company has determined that it is probable that the 529 share class exam will result in the Company paying a fine. The most likely fine amount is $200,000. Accordingly, the Company has accrued this amount as of December 31, 2024.

The Contingent liability balance is $96,633,210 as of December 31, 2024 related to the SEC revenue share litigation and the 529 share class exam.

DEFERRED COMPENSATION

The Company offers a non-qualified deferred compensation plan for the purpose of attracting and retaining advisors who operate, for tax purposes, as independent contractors by allowing participating advisors to defer receipt of certain gross commissions and fees.

The deferred compensation plan has been fully funded to date by participant contributions. Plan assets are invested in mutual funds and other securities, which are held by the Company in a Rabbi Trust. The cash value of the trust assets in the amount of $3,776,478 is included in other assets in the Statement of Financial Condition and corresponding deferred compensation liability for benefits accrued under the non-qualified deferred compensation plan totaled $3,776,478 as of December 31, 2024.

The Company offers an executive nonqualified deferred compensation plan for the benefit of its eligible management. The deferred compensation plan allows participating employees or contractors to defer compensation with an option for the Company to make matching contributions. The deferred compensation plan has been funded to date by participant contributions and matching contributions made by the Company. Plan assets are invested in mutual funds and other securities, which are held by the Company in a Rabbi Trust. The cash value of the trust assets in the amount of $3,769,134 is included in other assets in the Statement of Financial Condition and corresponding deferred compensation liability for benefits accrued under the non-qualified deferred compensation plan totaled $3,769,134 as of December 31, 2024.

NOTE 13 – RELATED PARTY TRANSACTIONS

CES Insurance Agency, LLC ("CESI") is an entity wholly owned by 1979 Holding that assists the Company's independent advisors in the selling of insurance-based products. The Company provides ongoing operational and marketing services to CESI. Salaries and related benefits of CESI employees are also paid by the Company and reimbursed by CESI. At December 31, 2024 the balance due from CESI from the Company was $3,968,274, and is included in other assets, net on the Statement of Financial Condition.

Commonwealth Investment Partners, LLC ("CIP") is an entity wholly owned by 1979 Holding that assists the Company's independent advisors with growth through acquisition and succession planning. At December 31, 2024 the balance of loan collections due to CIP from the Company was $47,072, and is included in other liabilities on the Statement of Financial Condition.

Commonwealth Continuum Advisors, LLC ("CCA") is an entity wholly owned by 1979 Holding that offers asset management services, wealth management consulting, and other

advisory services. At December 31, 2024 the balance due from CCA for expenses paid by the Company on CCA's behalf was $4,162, and is included in other assets, net on the Statement of Financial Condition.

Claridge Insurance Co. ("Claridge") is an insurance company owned and controlled by a holding company that, in turn, is owned by ultimate shareholders of the Company and controlled by a principal officer of the Company. The Company pays premiums, at market rates, to Claridge on a monthly basis in exchange for errors and omissions coverage of up to $2,000,000 per occurrence.

CFN Holding is owned by the ultimate shareholders of the Company. The Company records a due from CFN Holding for amounts paid out associated with the Plan, offset by cash payments received from CFN Holding. At December 31, 2024, the balance due to CFN Holding from the Company was $519,108, and is included in other liabilities on the Statement of Financial Condition.

The Commonwealth Cares Fund ("CCF") is a 501(c)(3) nonprofit organization formed by the Company. CCF supports a wide range of philanthropic efforts. The Company makes periodic donations to CCF.

Advisor360°, LLC ("A360") is a financial technology company, majority owned by ultimate shareholders of the Company. The Company entered into a transition services agreement ("TSA") with A360 in 2019 whereby A360 provides technology services and software to the Company and its advisors. On July 1, 2020 the Company executed a license agreement ("SaaS Agreement") with A360 whereby the A360 software is provided to the Company and its advisors. The SaaS Agreement supersedes the delivery of software to the Company and its advisors under the TSA. The TSA remains open as of December 31, 2024 for other technology services provided by A360 to the Company.

The Company may also have other amounts payable and receivable, including reimbursements, to related parties and employees as part of normal operations.

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2024

Net Capital Rule ("SEC Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $107,595,810 which was sufficient to meet the required net capital of $5,737,776. The Company's net capital ratio as of December 31, 2024 was 0.80 to 1.

NOTE 15 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND OTHER RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company introduces all customer transactions in securities traded to another firm on a fully disclosed basis. The agreements between the Company and its clearing firms provide that the Company is obligated to assume any exposure related to non-performance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties can be directly impacted by volatile trading markets which may impair the ability of the customer or counterparty to satisfy their obligations to the Company.

In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers and counterparties to maintain collateral in compliance with regulatory requirements, guidelines of the Company's clearing firms and industry standards.

NOTE 16– SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

In January 2025, the Company received access to approximately 57% of the rentable square feet in the new office lease space in Waltham disclosed in Note 5. This triggered a lease commencement for this component of the leased space under ASC 842 in 2025.